EXHIBIT 99.1

Blue Hat Interactive Entertainment Technology Announces the Company’s Receipt of Nasdaq Delisting
Notice Subject to Hearing

Xiamen, China – March 13, 2026: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a Cayman Islands exempted company, today announced that on March 9, 2026, the Company has received a determination letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying that the Company is not in compliance with Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”), as the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days from February 23, 2026 through March 6, 2026. The letter indicated that, as a result, the Nasdaq staff has determined to delist the Company’s ordinary shares from The Nasdaq Capital Market (the “Delisting Determination”).

Previously on April 2, 2025, Blue Hat regained compliance with the Nasdaq’s minimum bid price requirement. At the same time, the Company is since subject to a mandatory panel monitor for a period of one year, until April 2, 2026, to monitor the Company’s continued compliance with Minimum Bid Price Requirement, pursuant to Nasdaq Listing Rule 5815(d)(4)(B). The Letter notified that the Company’s securities had a closing bid price of $0.10 or less for ten (10) consecutive trading days since February 23, 2026. Accordingly, the Company is subject to the provisions contemplated under the Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”). As a result of this and the Panel Monitor, the Letter states that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market. The Company was provided until March 16, 2026 to request an appeal of the Delisting Determination to the hearing panel (the “Appeal”).

The trading of the Company’s ordinary shares will be suspended at the opening of business on March 16, 2026 (the “Suspension”), and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market. Timely Appeal will not stay the Suspension.

The Company has submitted a request for a hearing before the Nasdaq hearings panel as the next step in the process to seek for continued listing on The Nasdaq Capital Market. However, there can be no assurance that the Company’s Appeal can be successful, or that the Company will ultimately be able to continue its listing on The Nasdaq Capital Market.

About Blue Hat Interactive Entertainment Technology

Blue Hat was formerly a provider of communication services, as well as a producer, developer, and operator of AR interactive entertainment games, toys, and educational materials in China. Leveraging years of technological accumulation and unique patented technology, Blue Hat is expanding its business to commodity trading, aiming to become a leading intelligent commodity trader worldwide. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contact Information:

Blue Hat Interactive Entertainment Technology

Phone: +86 (592) 228-0010

Email: ir@bluehatgroup.net